Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

EXPRESSED IN CANADIAN DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID 731)

To the Shareholders and Directors of Gold Standard Ventures Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Gold Standard Ventures Corp. (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, cash flows, and changes in shareholders’ equity for the years ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021 and 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the “COSO” criteria) and our report dated March 25, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment indicators of exploration and evaluation assets (“E&E assets”)

As described in Note 3 to the consolidated financial statements, the carrying amount of the Company’s E&E assets was $263,224,666 as at December 31, 2021 and are a significant portion (91%) of the Company’s total assets.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of E&E assets is a critical audit matter are that there was judgment by management when assessing whether there were indicators of impairment for the E&E assets, specifically related to assessing: (i) the Company’s ability and intention, to continue to explore their E&E assets; (ii) the results of exploration work which also determine to what extent the mineral reserves and resources may or may not be commercially viable for extraction. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the judgements made by management in their assessment of indicators of impairment that could give rise to the requirement to conduct a formal impairment test.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures include, among others:

•

evaluating management’s assessment of indicators of impairment;

•

testing the effectiveness of key controls associated with evaluating the E&E assets;

•

assessing the Company’s right to explore in the relevant exploration area which included confirming mineral rights are in good standing and compliance with underlying agreements;

•

evaluating the Company’s ability and intent to carry out significant exploration and evaluation activity; and

•

assessing the adequacy of the associated disclosures in the financial statements.

We have served as the Company’s auditor since 2010.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 25, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Gold Standard Ventures Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Gold Standard Ventures Corp.’s (the “Company”) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s consolidated statements of financial position as of December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, cash flows, and changes in shareholders’ equity for the years ended December 31, 2021 and 2020, and the related notes and our report dated March 25, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting of the 2021 Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 25, 2022

GOLD STANDARD VENTURES CORP.
December 31, 2021
(Expressed in Canadian Dollars)

GOLD STANDARD VENTURES CORP.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2021	2020
	$	$
Assets

Current
Cash	22,664,599	18,635,636
Receivables	10,593	114,935
Prepaid expenses	720,334	429,331
	23,395,526	19,179,902

Exploration and evaluation assets (Notes 3 and 10)	263,224,666	244,065,107
Reclamation bonds (Note 4)	3,484,948	3,499,646
Property and equipment	70,275	174,936
Right-of-use assets (Note 5)	401,027	526,959

	290,576,442	267,446,550

Liabilities

Current
Accounts payable and accrued liabilities (Note 6)	2,091,365	4,124,229
Current portion of lease liabilities (Note 5)	151,511	186,023
	2,242,876	4,310,252

Lease liabilities (Note 5)	262,107	378,252
Deferred revenue (Note 7)	2,830,581	2,582,119
Provision for site reclamation (Note 8)	2,018,849	1,985,521

	7,354,413	9,256,144

Shareholders' equity
Share capital (Note 9)	364,107,640	330,813,214
Reserves (Note 9)	9,851,462	9,973,552
Deficit	(90,737,073)	(82,596,360)
	283,222,029	258,190,406

	290,576,442	267,446,550

Nature and Continuance of Operations (Note 1)

These consolidated financial statements were authorized for issuance by the Board of Directors on March 25, 2022.

On Behalf of the Board of Directors:

“Alex Morrison”	“Zara Boldt”
Alex Morrison, Director	Zara Boldt, Director

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	For the year ended December 31,
	2021	2020
	$	$
Expenses
Accretion expenses (Notes 7 and 8)	219,402	50,204
Community relations	13,005	6,573
Consulting fees	37,042	495,968
Depreciation (Note 5)	307,095	326,078
Foreign exchange loss	258,930	405,513
Insurance	609,381	513,001
Interest expense on lease liabilities (Note 5)	34,697	48,572
Investor relations	54,035	465,922
Management fees	1,756,403	1,237,163
Termination payments (Note 11)	1,287,509	1,199,899
Office	594,972	575,795
Professional fees	736,389	1,673,209
Property investigation	18,571	3,691
Regulatory and shareholders service	331,233	492,466
Share-based compensation (Note 9)	3,693,273	2,478,400
Travel and related	132,043	286,669
Wages and salaries	942,816	506,164

	(11,026,796)	(10,765,287)

Other income	69,200	24,694

Loss and comprehensive loss for the year	(10,957,596)	(10,740,593)

Basic and diluted loss per share	(0.03)	(0.04)

Weighted average number of common shares outstanding (basic and diluted)	352,657,635	294,983,142

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year ended December 31,
	2021	2020
	$	$
Cash flows used in operating activities
Loss for the year	(10,957,596)	(10,740,593)
Items not affecting cash:
Depreciation	307,095	326,078
Share-based compensation	3,693,273	2,478,400
Accretion expenses	219,402	50,204
Gain on lease modification	(45,126)	-
Unrealized foreign exchange loss (gain)	52,792	(4,073)
Changes in non-cash working capital items
Decrease/(Increase) in receivables	104,342	(72,370)
Decrease/(Increase) in prepaid expenses	(291,003)	7,030
Increase in accounts payable and accrued liabilities	328,841	251,336
	(6,587,980)	(7,703,988)

Cash flows used in investing activities
Reclamation bonds	-	(1,494,330)
Exploration and evaluation assets expenditures	(21,431,135)	(20,516,085)
	(21,431,135)	(22,010,415)

Cash flows from financing activities
Proceeds from share issuances	34,509,200	38,353,487
Share issuance costs	(2,281,368)	(1,408,588)
Proceeds from exercise of stock options	-	1,715,250
Proceeds from deferred revenue	-	2,594,000
Repayment of lease liabilities	(179,754)	(164,682)
	32,048,078	41,089,467

Net change in cash	4,028,963	11,375,064

Cash, beginning of year	18,635,636	7,260,572

Cash, end of year	22,664,599	18,635,636

Non-cash transactions
Exploration and evaluation assets expenditures in accounts payable	734,608	3,028,199
Share issuance costs in accounts payable	-	68,114
Reclassification of stock options expired	2,749,447	1,071,980
Reclassification of stock options exercised	-	1,137,027
Reclassification of cancelled restricted share units	67,436	-
Reclassification of restricted share units vested	998,480	551,612
Capitalization of right-of-use assets and lease liabilities	31,376	-
Provision for site reclamation	22,015	1,078,871

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

					Total
	Number of				Shareholders'
	Shares Issued	Share Capital	Reserves	Deficit	Equity
		$	$	$	$

Balance at December 31, 2019	277,527,886	290,532,540	10,255,771	(72,927,747)	227,860,564

Shares issued for cash	37,716,669	38,353,487	-	-	38,353,487
Share issuance costs	-	(1,476,702)	-	-	(1,476,702)
Stock options exercised	2,325,000	2,852,277	(1,137,027)	-	1,715,250
Restricted share units vested	436,785	551,612	(551,612)	-	-
Stock options expired	-	-	(1,071,980)	1,071,980	-
Share-based compensation	-	-	2,478,400	-	2,478,400
Loss for the year	-	-	-	(10,740,593)	(10,740,593)
Balance at December 31, 2020	318,006,340	330,813,214	9,973,552	(82,596,360)	258,190,406

Shares issued for cash	39,215,000	34,509,200	-	-	34,509,200
Share issuance costs	-	(2,213,254)	-	-	(2,213,254)
Restricted share units vested	748,911	998,480	(998,480)	-	-
Stock options expired	-	-	(2,749,447)	2,749,447	-
Restricted share units cancelled	-	-	(67,436)	67,436	-
Share-based compensation	-	-	3,693,273	-	3,693,273
Loss for the year	-	-	-	(10,957,596)	(10,957,596)
Balance at December 31, 2021	357,970,251	364,107,640	9,851,462	(90,737,073)	283,222,029

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act (British Columbia) and is listed for trading on the Toronto Stock Exchange under the symbol “GSV” and on the NYSE American under the symbol “GSV”. The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage and major expenditures are required to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as exploration and evaluation assets cost represent acquisition, holding and deferred exploration costs and do not necessarily reflect present or future recoverable values. The recoverability of the amounts shown for exploration and evaluation assets cost is dependent upon the Company obtaining the necessary permits and financing to complete the development of the properties, the discovery of economically recoverable reserves and future profitable operations or through sale of the assets.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at December 31, 2021, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon its ability to generate funds from profitable operations and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company may require additional financing for the upcoming year in order to maintain its operations.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of presentation

These consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, except for financial instruments measured at fair value. The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, JKR Gold Resources ULC, Gold Standard Ventures (US) Inc., Tacoma Exploration LLC, Battle Mountain Gold Inc., and Madison Enterprises (Nevada) Inc., from their dates of formation or acquisition. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 – The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the year.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant items that require estimates and judgements as the basis for determining the stated amounts include the uncertainty of COVID-19 pandemic, recoverability of exploration and evaluation assets, determination of functional currency, going concern, valuation of share-based compensation, recognition of deferred tax amounts, reclamation provisions, leases, and deferred revenue.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Uncertainty of COVID-19 pandemic

The COVID-19 pandemic has disrupted the normal operations of many businesses, including the Company’s. This pandemic could adversely affect and harm the Company’s business and results of operations. It is not possible to predict the duration or magnitude of the adverse results of COVID-19 and its effects on the Company’s business or results of operations at this time.

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Use of estimates (continued)

Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company’s ability to fund future operations and continue as a going concern involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption is not appropriate for the financial statements, then adjustments may be necessary to the carrying value of assets and liabilities and the statement of financial position classifications used (Note 1).

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Reclamation provisions

The Company’s reclamation provision represents management’s best estimate of the present value of the future cash outflows required to settle the obligation. Management assesses these provisions at the end of each reporting period or when new information becomes available. This assessment includes the estimation of the future reclamation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

Valuation of right-of-use asset and lease liabilities

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the right-of-use assets and the valuation of lease liabilities. These include assessing lease agreements to determine the contract term and interest rate used for discounting of future cash flows.

The lease term determined by the Company is comprised of the non-cancellable period of lease agreements, periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

The present value of the lease payment is determined using a discount rate representing the rate of a commercial mortgage rate, observed in the period when the lease agreement commences or is modified.

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Use of estimates (continued)

Deferred revenue

The Company entered into a silver streaming arrangement (“Silver Stream”) with OMF Fund III (HG) Ltd. (“Orion”) on October 29, 2020. The upfront payment for the Silver Stream discussed in Note 7 has been accounted for as deferred revenue, as management has determined that the agreement is not a derivative as it will be satisfied through the delivery of non-financial items (i.e. silver commodity from the Company’s potential future production), rather than cash or financial assets. A market-based discount rate is utilized at the inception of the stream agreement to determine a discount rate for computing the interest charges for the significant financing component of the deferred revenue balance. As product is delivered, the deferred revenue amount including accreted interest will be drawn down. The drawdown rate requires the use of proven and probable reserves and certain resources in the calculation that are beyond indicated and inferred resources which management is reasonably confident are transferable to proven and probable reserves. Key estimates used in determining the significant financing component include the discount rate and the reserve and resources assumed for conversion.

Financial instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are classified as FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income/loss.

The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Cash, receivables and reclamation bonds are measured at amortized cost with subsequent impairments recognized in profit or loss.

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) amortized cost. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities are classified and carried on the statement of financial position at amortized cost.

As at December 31, 2021, the Company does not have any derivative financial liabilities.

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Exploration and evaluation assets

Costs incurred on mineral resource properties before the Company has acquired the right to explore those properties are expensed as incurred.

Costs directly related to the acquisition and exploration of exploration and evaluation assets are capitalized once the legal rights to explore the exploration and evaluation assets are acquired or obtained. When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are first tested for impairment, then transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount. Exploration and evaluation assets are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as the related assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in amount and timing of the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight line method from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Leases (continued)

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•

fixed payments, including in-substance fixed payments, less any lease incentives receivable;

•

variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•

amounts expected to be payable under a residual value guarantee;

•

exercise prices of purchase options if the Company is reasonably certain to exercise that option; and

•

payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

Share-based compensation

The Company operates an employee stock option plan and a restricted share unit award plan. Share-based compensation to employees is measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based compensation to non-employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to reserves. The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions and the fair value of restricted share units is determined using the fair value on grant date. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. When vested options are forfeited or are not exercised at the expiry date, the amount previously recognized in share-based compensation is transferred to deficit.

Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal period in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation is calculated using a straight-line or a declining balance method to write off the cost of the assets.

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Deferred revenue

The Company recognizes deferred revenue in the event it receives payments from customers in consideration for future commitments to deliver metals and before such sale meets the criteria for revenue recognition. The Company will recognize amounts in revenue as the metals are delivered to the customer. Specifically, for the metal agreement entered into with Orion, the Company will determine the amortization of deferred revenue to the consolidated statement of income (loss) on a per unit basis using the estimated total quantity of metal expected to be delivered to Orion over the term of the mine life of the Company’s potential future production.

There is a significant financing component associated with the Silver Stream as funds were received in advance of the delivery of concentrate. When a significant financing component is recognized, finance expense will be higher and revenues will be higher as the larger deferred revenue balance is amortized to revenues.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income (loss) or equity is recognized in other comprehensive income (loss) or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is provided for, based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Impairment of non-financial assets

The carrying amount of the Company’s non-financial assets (which includes property and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Impairment of non-financial assets (continued)

The recoverable amount of an asset is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Loss per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. Potentially dilutive options excluded from diluted loss per share totalled 14,387,413 (2020 – 10,648,362).

Standards issued or amended but not yet effective

The Company has not applied the following revised IFRS that has been issued but was not yet effective at December 31, 2021. This accounting standard is not currently expected to have a significant effect on the Company’s accounting policies or financial statements.

•

IAS 16, Property, Plant and Equipment - Proceeds before Intended Use (effective January 1, 2022). The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, a company will recognize such sale proceeds and related cost in profit or loss.

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 3 – Exploration and Evaluation Assets

Expenditures for the years related to exploration and evaluation assets located in Nevada, USA were as follows:

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
	$	$	$
Balance as at December 31, 2019	181,996,057	39,334,874	221,330,931

Claim maintenance fees	399,726	90,729	490,455
Consulting	1,068,158	16,934	1,085,092
Data Analysis	274,113	-	274,113
Drilling	8,771,435	-	8,771,435
Economic assessments	1,259,910	-	1,259,910
Engineering	147,665	-	147,665
Environmental and permitting	1,872,415	57,798	1,930,213
Equipment rental	193,709	-	193,709
Geological	39,442	-	39,442
Geotechnical	484,804	-	484,804
Hydrology	394,116	-	394,116
Lease payments	1,579,111	122,099	1,701,210
Metallurgy	749,040	-	749,040
Provision for site reclamation	1,078,871	-	1,078,871
Sampling and processing	771,180	-	771,180
Site development and reclamation	2,828,830	2,494	2,831,324
Supplies	493,281	-	493,281
Vehicle	38,316	-	38,316
	22,444,122	290,054	22,734,176

Balance as at December 31, 2020	204,440,179	39,624,928	244,065,107

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 3 - Exploration and Evaluation Assets (continued)

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
	$	$	$
Balance as at December 31, 2020	204,440,179	39,624,928	244,065,107

NSR buydown	2,456,400	-	2,456,400
Exploration expenses
Claim maintenance fees	361,599	82,203	443,802
Consulting	2,191,872	49,284	2,241,156
Data analysis	34,794	-	34,794
Drilling	3,637,829	-	3,637,829
Economic assessment	880,108	-	880,108
Engineering	1,158,663	-	1,158,663
Environmental and permitting	1,561,447	12,753	1,574,200
Equipment rental	77,668	-	77,668
Geotechnical	35,463	-	35,463
Hydrology	1,049,337	-	1,049,337
Lease payments	1,617,229	122,611	1,739,840
Metallurgy	818,703	-	818,703
Provision for site reclamation	22,015	-	22,015
Sampling and processing	1,057,874	-	1,057,874
Site development and reclamation	1,674,126	-	1,674,126
Supplies	256,795	786	257,581
	18,891,922	267,637	19,159,559

Balance as at December 31, 2021	223,332,101	39,892,565	263,224,666

Railroad-Pinion Project

The Railroad-Pinion project is located in Elko County, Nevada, USA.

During the period from August 2009 to December 2020, the Company entered into various agreements to acquire or lease certain claims, properties and surface rights subject to net smelter return royalties (“NSR”) ranging between 1% and 5%. As well, certain claims are subject to a 1.5% mineral production royalty. The agreements are subject to specific lease terms, extension options, back-in rights, buy down or purchase provisions, and work commitments.

In April 2021, the Company purchased a NSR on certain claims within the Railroad-Pinion project for US$2,000,000.

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 3 - Exploration and Evaluation Assets (continued)

Payment requirements from 2022 to 2026 under agreements are approximately as follows:

	Total	Total
	Work	Lease
	commitment	payment	Total
	US$	US$	US$
2022	1,400,000	1,111,000	2,511,000
2023	1,300,000	1,065,000	2,365,000
2024	1,300,000	676,000	1,976,000
2025	1,300,000	676,000	1,976,000
2026	1,300,000	688,000	1,988,000
	6,600,000	4,216,000	10,816,000

Lewis Gold Project

During the year ended December 31, 2017, the Company acquired a 100% right, title and interest in mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the “Lewis Gold Project”).

The Lewis Gold Project is subject to an advance minimum annual royalty in the amount of US$60,000 in cash, which is subject to an annual escalation based upon a defined consumer price index. The advance minimum royalty payments are to be credited against any production royalty payable in the same year. Production royalties include a 3.5% NSR for gold and silver and a 4% NSR for other minerals such as lead, zinc, and copper.

NOTE 4 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds as at December 31, 2021 of $3,484,948 (US$2,748,815) (2020 - $3,499,646 (US$2,747,965)).

NOTE 5 – Right-of-Use Assets and Lease Liabilities

Right-of-Use Assets

Office Leases
Cost:	$
At December 31, 2019 and 2020	934,659
Addition: Lease amendment	76,502
At December 31, 2021	1,011,161
Depreciation:
At December 31, 2019	203,850
Charge for the year	203,850
At December 31, 2020	407,700
Charge for the year	202,434
At December 31, 2021	610,134
Net book value:
At December 31, 2020	526,959
At December 31, 2021	401,027

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 5 – Right-of-Use Assets and Lease Liabilities (continued)

Lease Liabilities

$
At December 31, 2019	729,878
Lease payments made	(213,254)
Interest expense on lease liabilities	48,572
Foreign exchange adjustment	(921)
At December 31, 2020	564,275
Lease payments made	(214,451)
Interest expense on lease liabilities	34,697
Addition: Lease amendment	31,376
Foreign exchange adjustment	(2,279)
413,618
Less: current portion	(151,511)
At December 31, 2021	262,107

The remaining minimum future lease payments, excluding estimated operating costs, for the term of the lease including assumed renewal periods are as follows:

$
Fiscal 2022	175,032
Fiscal 2023	74,119
Fiscal 2024	77,186
Fiscal 2025 and beyond	149,261

NOTE 6 – Accounts Payable and Accrued Liabilities

	December 31, 2021	December 31, 2020
	$	$
Accounts payable	562,032	2,573,208
Accrued liabilities	1,469,333	1,511,021
Government assistance	60,000	40,000
	2,091,365	4,124,229

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 7 – Deferred Revenue

On October 29, 2020, the Company entered into a silver streaming arrangement (“Silver Stream”) with OMF Fund III (HG) Ltd. (“Orion”), whereby Orion made an upfront cash payment of US$2,000,000, pursuant to which the Company will deliver to Orion 100% of the silver production from the potential South Railroad mine over the life of mine. Orion will pay an ongoing cash purchase price equal to 15% of the prevailing silver price at the time of delivery. The upfront payment for the Silver Stream has been accounted for as deferred revenue as the agreement will be satisfied through the delivery of non-financial items (i.e. silver commodity from the Company’s production), rather than cash or financial assets. The drawdown of the deferred revenue will be credited to future sales in the corresponding period.

$
Deferred revenue proceeds	2,594,000
Accretion expense	36,556
Foreign exchange adjustment	(48,437)
Balance as at December 31, 2020	2,582,119
Accretion expense	200,025
Foreign exchange adjustment	48,437
Balance as at December 31, 2021	2,830,581

NOTE 8 – Provision for Site Reclamation

The Company recorded a provision for the estimated cost of site reclamation relating to exploration activities at its Railroad-Pinion Project. As at December 31, 2021, the Company used an inflation rate of 2.16% (2020 – 2.16%) and an average discount rate of 3.08% (2020 – 3.09%) in calculating the estimated obligation. The undiscounted uninflated value of the cash flows required to settle the provision is approximately $2,180,373 and is expected to be incurred over the next 17 years.

Railroad-Pinion
Project
$
Balance as at December 31, 2019	964,960
Change in estimate	1,078,871
Foreign exchange adjustment	(71,958)
Accretion expense for the year	13,648
Balance as at December 31, 2020	1,985,521
Change in estimate	22,015
Foreign exchange adjustment	(8,064)
Accretion expense for the year	19,377
Balance as at December 31, 2021	2,018,849

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 9 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

During the year ended December 31, 2020, the Company:

•

issued 436,785 common shares of the Company at a weighted average value of $1.26 per share in connection to the vesting of restricted share units.

•

closed non-brokered private placements and issued 7,619,191 shares of the Company for gross proceeds of $7,804,150, and incurred share issuance costs of $7,614.

•

issued 2,325,000 common shares on the exercise of stock options for proceeds of $1,715,250.

•

issued 30,097,478 common shares for gross proceeds totalling $30,549,337, and incurred cash commission and expenses of $1,469,088 under an at-the-market equity program.

During the year ended December 31, 2021, the Company:

•

issued 748,911 common shares of the Company at a weighted average value of $1.33 per share in connection to the vesting of restricted share units.

•

completed an underwritten public offering financing and issued 39,215,000 common shares of the Company at a price of $0.88 per share for gross proceeds totalling $34,509,200, and incurred cash commissions and expenses of $2,213,254.

Share Purchase Warrants

There were no share purchase warrants outstanding as at December 31, 2020 and 2021

Stock Options

During the year ended December 31, 2020, the Company granted a total of 3,830,306 stock options exercisable for up to five years with an aggregate grant date fair value of $1,720,964. The Company expensed a total of $1,231,724 as share-based compensation related to stock options during the year ended December 31, 2020.

During the year ended December 31, 2021, the Company granted a total of 7,010,085 stock options exercisable for up to five years with an aggregate grant date fair value of $2,683,468. The Company expensed a total of $1,918,228 as share-based compensation related to stock options during the year ended December 31, 2021.

The fair value of options granted is estimated on the grant date using the Black-Scholes option pricing model using the following weighted average variables:

	For the year ended December 31,
	2021	2020
Risk-free interest rate	0.40%	0.92%
Expected option life in years	4 years	4 years
Expected stock price volatility	60%	58%
Expected dividend rate	0%	0%

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 9 - Share Capital and Reserves (continued)

Stock Options (continued)

A summary of stock option activities is as follows:

	Number of	Weighted average
	options	exercise price
		$
Outstanding at December 31, 2019	10,338,720	1.76
Exercised	(2,325,000)	0.74
Granted	3,830,306	0.97
Expired/Cancelled	(1,195,664)	1.72
Outstanding at December 31, 2020	10,648,362	1.70
Exercised	-	-
Granted	7,010,085	0.84
Expired/Cancelled	(3,271,034)	1.68
Outstanding at December 31, 2021	14,387,413	1.29

A summary of the stock options outstanding and exercisable at December 31, 2021 is as follows:

Exercise	Number	Number
Price	Outstanding	Exercisable	Expiry Date
$
2.24	325,000	325,000	June 1, 2022
2.12	1,209,890	1,209,890	August 1, 2022
2.25	600,000	600,000	September 12, 2022
1.96	100,000	100,000	January 15, 2022
2.11	1,672,678	1,672,678	March 5, 2023
1.74	1,119,115	1,119,115	January 31, 2024
1.05	1,399,773	933,184	January 30, 2025
1.02	40,000	26,666	September 23, 2025
0.854	1,600,000	666,667	December 2, 2025
0.91	50,000	33,333	December 4, 2025
0.927	1,450,000	-	January 4, 2026
0.84	2,964,627	-	January 21, 2026
0.886	316,330	-	January 29, 2026
0.797	550,000	-	March 4, 2026
0.78	10,000	-	March 15, 2026
0.74	80,000	-	May 31, 2026
0.73	900,000	-	June 9, 2026
	14,387,413	6,686,533

The stock option reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 9 - Share Capital and Reserves (continued)

Restricted Share Units (“RSUs”)

During the year ended December 31, 2020, the Company granted 1,220,016 RSUs to certain officers and directors with a fair value of $1,266,380. The Company expensed a total of $1,246,676 as share-based compensation related to RSUs during the year ended December 31, 2020.

During the year ended December 31, 2021, the Company granted 2,615,873 RSUs to certain officers and directors with a fair value of $2,251,845. The Company cancelled 219,824 RSUs and the fair value of $67,436 attributable to these RSUs was transferred from reserves to deficit. In addition, the Company expensed a total of $1,775,046 as share-based compensation related to RSUs during the year ended December 31, 2021.

A summary of restricted share unit activities is as follows:

Number of
RSUs
Outstanding at December 31, 2019	963,348
Vested	(436,785)
Granted	1,220,016
Outstanding at December 31, 2020	1,746,579
Vested	(748,913)
Cancelled	(219,824)
Granted	2,615,873
Outstanding at December 31, 2021	3,393,715

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 10 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets.

Geographic information is as follows:

	As at December 31, 2020
	Canada	US	Total
	$	$	$
Reclamation bonds	-	3,499,646	3,499,646
Property and equipment	2,736	172,200	174,936
Exploration and evaluation assets	-	244,065,107	244,065,107
Right-of-use assets	304,213	222,746	526,959
	306,949	247,959,699	248,266,648

	As at December 31, 2021
	Canada	US	Total
	$	$	$
Reclamation bonds	-	3,484,948	3,484,948
Property and equipment	1,231	69,044	70,275
Exploration and evaluation assets	-	263,224,666	263,224,666
Right-of-use assets	311,929	89,098	401,027
	313,160	266,867,756	267,180,916

NOTE 11 - Related Party Transactions

During the year ended December 31, 2021, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.As at December 31, 2020, $92,400 and $64,248 was included in accounts payable and accrued liabilities in relation to management fees and professional fees owing to the former CEO and former CFO, respectively.

Summary of key management personnel compensation:

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Board and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

	For the year ended December 31,
	2021	2020
	$	$
Salaries and fees	2,165,459	1,838,945
Termination payments[1]	1,287,509	1,199,899
Share-based compensation	3,004,246	2,053,092
	6,457,214	5,091,936

(1)

During 2020, the Company paid termination benefits of $1,199,899 to the former President and Chief Executive Officer. During 2021, the Company paid termination benefits of $782,000 and $405,509 to the former Vice President - General Counsel and Corporate Secretary, and the former Chief Financial Officer, respectively.

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 12 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

NOTE 13 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•

Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, approximates their carrying values due to the short-term nature of these instruments.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, and commodity price.

a)Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at December 31, 2021, the Company had a foreign currency net monetary asset position of approximately US$12,018,000. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $120,180.

b)Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian and U.S. financial institutions and the Company considers this risk to be remote.

c)Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 13 - Financial Instruments and Risk Management (continued)

d)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning, and approval of significant expenditures and commitments. The Company is exposed to liquidity risk.

e)Commodity price risk

The ability of the Company to raise funds to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

GOLD STANDARD VENTURES CORP.

Notes to Consolidated Financial Statements
For the year ended December 31, 2021
(Expressed in Canadian Dollars)

NOTE 14 – Income Taxes

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax recovery presented in the accompanying statements of comprehensive loss is provided below:

	Years ended December 31,
	2021	2020
	$	$

Loss before income taxes	(10,957,596)	(10,740,593)

Expected income tax recovery at statutory tax rates	(2,959,000)	(2,900,000)
Impact of different statutory tax rates on earnings of subsidiaries	100,000	10,000
Change in statutory, foreign tax rates and other	(37,000)	(189,000)
Foreign exchange	966,000	964,000
Non-deductible expenditures	293,000	687,000
Share issuance costs	(598,000)	(399,000)
Adjustment in prior years provision statutory tax returns and expiry of non-capital losses	238,000	118,000
Change in unrecognized deductible temporary differences and others	1,997,000	1,709,000
Total	-	-

Significant components of deferred tax assets that have not been recognized are as follows:

	As of December 31,
	2021	2020
	$	$

Share issuance costs	1,073,000	936,000
Non-capital losses	19,352,000	17,308,000
Provision for site reclamation	424,000	417,000
Allowable capital losses	210,000	229,000
Property and equipment	181,000	159,000
Exploration and evaluation assets	2,502,000	2,641,000
Total	23,742,000	21,690,000

Significant components of unrecognized deductible temporary differences and unused tax losses that have not been recognized on the statements of financial position are as follows:

	As of December 31,
	2021	Expiry dates	2020	Expiry dates
	$		$
Share issuance costs	3,975,000	2021 to 2024	3,468,000	2021 to 2024
Non-capital losses	79,826,000	2027 to 2039	71,328,000	2027 to 2040
Provision for site reclamation	2,019,000	No Expiry	1,986,000	No Expiry
Capital losses	779,000	No Expiry	849,000	No Expiry
Property and equipment	724,000	No Expiry	622,000	No Expiry
Exploration and evaluation assets	9,663,000	No Expiry	11,062,000	No Expiry

Tax attributes are subject to review, and potential adjustment, by tax authorities.